Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:     (905) 841-2300
Fax:          (905) 841-2244
Web:        www.helixbiopharma.com

August 17, 2009
NEWS RELEASE

HELIX BIOPHARMA ANNOUNCES THE APPOINTMENT
OF KAZIMIERZ ROSZKOWSKI-ŚLIŻ, M.D., PH.D., TO ITS
BOARD OF DIRECTORS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced the appointment of Kazimierz Roszkowski-Śliż, M.D., Ph.D., to its board of directors. Professor Roszkowski-Śliż is replacing Professor Slawomir Majewski, who has stepped down from the board to assume the advisory role of European medical director for Helix.

Professor Roszkowski-Śliż is an expert in the field of lung disease and lung cancers, and is a director at the National Tuberculosis and Lung Diseases Research Institute in Warsaw where he is also head of the clinical department.  In addition, Professor Roszkowski-Śliż consults on lung diseases issues for the Polish Ministry of Health.  He received his M.D. from the Medical Academy in Warsaw and his Ph.D. from the Postgraduate Medical Center in Warsaw.  He is an accomplished researcher with over 230 published papers.

 “Professor Roszkowski-Śliż is an excellent addition to our board of directors,” said Donald H. Segal, Ph.D., chairman and CEO of Helix BioPharma.  “His expertise in lung disease, especially lung cancer, will be invaluable to Helix as we continue to drive our L-DOS47 non-small cell lung cancer program towards clinical development.  We also want to thank Professor Majewski for his service on the board.  We are fortunate that he will continue to provide us with guidance on our European clinical development activities.”

 “Helix’s novel approach to the challenging problem of lung cancer is a very interesting and innovative one, said Professor Roszkowski-Śliż.  “I am looking forward to working with the rest of the board and the management team to help guide L-DOS47 into and through the clinical development process.”

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

For further information contact:

Investor & Media Relations
Ian Stone	Robert Flamm, Ph.D.
Russo Partners LLC	Russo Partners LLC
Tel: (619) 814-3510	Tel: (212) 845-4226
Fax: (619) 955-5318	Email: robert.flamm@russopartnersllc.com
Email: ian.stone@russopartnersllc.com	www.russopartnersllc.com

Editor’s Note: Photograph is available on request

This News Release contains certain forward-looking statements and information regarding the Company’s product development initiatives and in particular, its L-DOS47 new drug candidate, which statements and information can be identified by the use of forward-looking terminology such as “continue”, “drive”, “towards”, “forward”, “guide”, “into and through the clinical development process”, “developing”, or variations thereon, or comparable terminology referring to future events or results. Forward looking statements and information are statements and information about the future and are inherently uncertain. Helix’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous risks and uncertainties including without limitation, the Company’s need for additional capital which, if not obtained in a timely manner or at all, will have a material adverse impact on the Company, its research and development programs and ultimately, its ability to continue;  the impact of the global economic downturn and credit crisis which have negatively affected the availability of additional capital, particularly for development stage biotechnology companies such as Helix; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized as a drug or at all; the need for additional pre-clinical and clinical research and development, which may not be successful or completed in a timely manner; manufacturing and upscaling risks, including the possibility that further challenges may arise in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned development programs; the risk of obtaining negative findings or factors that may become apparent during the course of research or development, which may result in the discontinuation or delay of the research or development projects; the need for future clinical trials, the occurrence and success of which cannot be assured;  product liability and insurance risks; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; Helix’s dependence on numerous third parties, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;  Helix’s dependence on its licensor of the L-DOS47 antibody, and on the antibody license granted to Helix, for the continued development of L-DOS47; the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47; the risk that the Company’s license optionee for Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its option, which would have a negative effect on the further development of the drug candidate and on the Company; the risk of unanticipated expenses or unanticipated reductions in revenue, or both; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; and the risk of changes in business strategy or development plans. Such risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Information Form, MD&A and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and in the Company’s Form 20-F and other reports filed with the U.S. S.E.C. from time to time (see www.sec.gov/edgar.shtml).  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.